EXHIBIT 1.01

CONFLICT MINERALS REPORT

This is the Conflict Minerals Report for National Presto Industries, Inc. for the reporting period from January 1, 2018, to December 31, 2018, filed with the United States Securities and Exchange Commission pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule 13p-1”).

National Presto Industries, Inc. and its subsidiaries (collectively “NPI”) are committed to complying with the laws of the United States, which includes Section 1502 of the Dodd-Frank Act, concerning conflict minerals. NPI has communicated these commitments to its suppliers and has educated its suppliers about the conflict minerals reporting obligation. NPI is several steps removed from the mining of conflict minerals. NPI requires its suppliers to perform the necessary due diligence with their supply chains to ascertain the source of any conflict minerals in the products, components or materials they provide to NPI.

Initially, our product engineers reviewed each of our products to determine whether the product or any of its components potentially includes a conflict mineral necessary to the functionality or production of the product. NPI's Housewares segment uses small amounts of solder in some of its electric and electronic products primarily to solder electrical connections; solder does contain tin. The Defense segment is required to utilize conflict minerals pursuant to United States Government specifications. Because NPI does not purchase conflict minerals directly from smelters or mines, our product engineers identified the vendor of each product or component that potentially includes such a conflict mineral.

For the relevant period, the Defense segment utilized solder and solder paste, which includes amounts of tin, in impact switch assemblies, firing devices, various glass to metal seals in electric detonators and piston actuators, and plating cups in electric detonators. Also, for the relevant period, the Defense segment utilized various amounts of gold plating for some components, as well as tungsten in certain ordnance related items.

NPI conducted in good faith a reasonable country of origin inquiry regarding conflict minerals reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country. With respect to the reasonable country of origin inquiry, NPI enjoyed a 100% response rate from its applicable vendors. Except as disclosed below, based on the disclosures from our vendors, we have no reason to believe the products or components that we purchase from such vendors contain conflict minerals originating from the Democratic Republic of the Congo or an adjoining country.

After conducting the reasonable country of origin inquiry, the company found it necessary to conduct due diligence with respect to four of its vendors. This due diligence consisted primarily of (i) utilizing Conflict Minerals Reporting Templates (CMRTs) adapted from the Responsible Minerals Initiative (RMI) (formerly the Conflict-Free Sourcing Initiative (CFSI)) with the goal of identifying the smelters that contribute conflict minerals to our products, (ii) determining whether such smelters participate in the Responsible Minerals Assurance Process (RMAP) (formerly the Conflict-Free Smelter Program (CFSP)) (iii) assessing the vendor's responses to the CMRT questions and identifying inconsistencies or answers requiring follow-up; and (iv) after any follow-up inquiries, comparing the smelter names provided by the vendors to the lists of RMAP Conformant Smelters and Refiners.

EXHIBIT 1.01

Upon information that is publicly available, all of the smelters identified below participate in the RMI RMAP. The RMI indicates that its standards are closer in alignment with internationally recognized frameworks, including the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and ISO 19011:2011 Guidelines for auditing management systems.

The OECD Guidance Supplement on Tin, Tantalum and Tungsten states that “Downstream companies may participate in industry-wide schemes that assess smelters/refiners' compliance with this Guidance and may draw on the information these schemes provide to help them fulfill the recommendations in this Guidance.”

Below is a list of smelters (by mineral, smelter name, country location and smelter identification number) that we believe, based upon information provided by our vendors, were used to process the conflict minerals contained in our products during 2018 that may have originated in the covered countries. These smelters are all on the RMAP Conformant Smelters list.

Gold:

Metalor USA Refining Corporation, North Attleboro, Massachusetts, United States (CID001157)

Tin:

Malaysia Smelting Corporation, Butterworth, Pulau Pinang, Malaysia (CID001105)

Tungsten:

H.C. Stark Tungsten GmbH, Goslar, Niedersachsen, Germany (CID002541)

H.C. Stark Smelting GmbH & Co. KG, Laufenburg, Baden-Württemberg, Germany (CID002542)

Kennametal Huntsville, Huntsville, Alabama, United States (CID000105)

Xiamen Tungsten (H.C.) Co., Ltd, Xiamen, Fujian Sheng, China (CID002320)

Wolfram Bergbau and Hutten AG, St. Martin i-S, Steiermark, Austria (CID002044)

Because all the smelters identified above are listed as RMAP Conformant Smelters, and based on the due diligence conducted, we believe that no mitigation is needed related to the risk that the tungsten, tin or gold purchased by our vendors benefit armed groups.